UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2014

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	May 8, 2014	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the 2013 annual general meeting (“AGM”) of 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited) (the “Company”) will be held at Four Seasons Hall, 2/F, Shanghai International Airport Hotel (上海國際機場賓館二樓四季廳), 2550 Hongqiao Road, Shanghai, the People’s Republic of China (“PRC”) at 9:00 a.m. on Thursday, 26 June 2014, or any adjournment thereof, for the purpose of considering, and if thought fit, passing, with or without modifications, the following resolutions:

ORDINARY RESOLUTIONS

1.	“THAT, to consider and approve the report of the board of directors of the Company (the “Board”) for the year 2013.”

2.	“THAT, to consider and approve the report of the supervisory committee of the Company (the “Supervisory Committee”) for the year 2013.”

3.	“THAT, to consider and approve the financial reports of the Company for the year 2013.”

4.	“THAT, to consider and approve the Company’s profit distribution proposal for the year 2013.” (Note 1)

5.	“THAT, to consider and approve the appointment of the Company’s PRC domestic auditors and international auditors for the year 2014, and to authorise the Board to determine their remuneration.”

6.	“THAT, to consider and approve the appointment of the Company’s auditors for internal control for the year 2014, and to authorise the Board to determine their remuneration.”

SPECIAL RESOLUTIONS

7.	“THAT, to consider and approve the resolution on granting of a general mandate to the Board to issue bonds:

It was agreed that the Board be and is hereby granted a general and unconditional mandate to issue debt instruments in one tranche or multiple tranches, within the cap amount of issuance stipulated under applicable laws:

(1)	Debt instruments shall include but not be limited to corporate bonds, super short-term commercial paper, short-term commercial paper, mid-term notes, offshore Renminbi bonds or US dollar bonds. However, bonds to be issued or debt instruments to be issued under this mandate shall not include bonds which are convertible into shares of the Company.

(2)	Issuer: The Company and/or its wholly or non-wholly owned subsidiaries. The exact issuer shall be determined by the Board based on the needs in the particular issuance.

(3)	Issue size: Debt instruments shall be issued under this mandate within the cap amount of bond issuance stipulated under applicable laws, subject to the outstanding amount of each type of debt instrument. The actual size of issue shall be determined by the Board based on funding requirements and market conditions.

(4)	Maturity and class of issue: Not more than 15 years in the form of a uniform maturity date or a bond portfolio with several maturity dates. The actual composition of maturity and the size of each class of the bonds shall be determined by the Board based on relevant requirements and market conditions.

(5)	Use of proceeds: It is expected that the proceeds from such issuance shall be used for purposes in compliance with laws and regulations, including satisfying the production and operation needs of the Company, adjusting debt structure, supplementing working funds and/or project investment. Details of the use of proceeds shall be determined by the Board based on funding requirements.

(6)	Valid term of mandate: One year from the approval of this resolution by the shareholders of the Company (the “Shareholders”) in a general meeting of the Company.

If the Board and/or its delegate(s) has decided to proceed with issuance(s) within the valid term of the mandate, and the Company has obtained issuance approval, permission or registration from regulatory bodies within the valid term of the mandate, the Company may complete the relevant issuance within the valid term confirmed under any of such approval, permission or registration.

(7)	Authorisation to be granted to the Board

An authorisation be and is hereby granted generally and unconditionally to the Board, based on the specific needs of the Company and other market conditions:

(i)	To determine the issuer, type, specific class, specific terms, conditions and other matters, including but not limited to the actual issue size, the actual total amount, currency, issue price, interest rates or the formula for determining the interest rates, place of issuance, timing of the issue, maturity, whether or not to issue in tranches and the number of tranches, whether to set buyback and redemption clauses, rating arrangements, guarantees, due dates for principal and interest payments, use of proceeds, underwriting arrangements and all matters relating to the issue.

(ii)	To take all such acts and steps as considered to be necessary and incidental to this issuance, including but not limited to the engagement of intermediary(ies) to represent the Company in application to relevant regulatory bodies for approval, registration, filing etc. in relation to this issuance, sign all necessary legal documents for this issuance, and handle other matters in relation to the issuance, arrangement of principal and interest payments within the duration of the bonds, and trading and listing.

(iii)	To approve, confirm and ratify the acts and steps stated above taken in connection with the issuance.

(iv)	To make corresponding adjustments to the detailed plan of the issue of the bonds and other relevant matters within the scope of the mandate to be granted to the Board in accordance with opinions of regulatory authorities or the existing market conditions, in the event of any changes in the policy of regulatory authorities on the issue of bonds or any changes in market conditions, save for the matters that are subject to Shareholders’ re-voting at the Shareholders’ meeting under relevant laws, regulations and the articles of association of China Eastern Airlines Corporation Limited;

(v)	To determine and handle, upon completion of the issuance, matters in relation to the listing of the debt instruments which have been issued.

(vi)	To approve, sign and distribute announcements and circulars in relation to this issuance and disclose relevant information, pursuant to the governing rules applicable at the place of listing of the Company.

(vii)	To adjust the currency structure and interest rate structure of the bonds based on the market conditions within the duration of the bonds.”

8.	“THAT, to consider and approve the granting of a general mandate to the Board to issue shares of the Company:

(a)	the Board be and is hereby granted, during the Relevant Period (as hereafter defined), an unconditional general mandate to separately or concurrently issue, allot and/or deal with the domestic shares (“A Shares”) and the overseas listed foreign shares (“H Shares”) of the Company, and to make offers, enter into agreements or grant options in respect thereof, subject to the following conditions:

(i)	such mandate shall not extend beyond the Relevant Period save that if the Board during the Relevant Period makes the issuance resolutions, such issuance may complete beyond the Relevant Period after obtaining all necessary approvals from relevant PRC government authorities by the Company which may take longer time than the Relevant Period;

(ii)	the number of the A Shares and H Shares approved by the Board to be issued and allotted or agreed conditionally or unconditionally to be issued and allotted by the Board shall not, respectively, exceed 20% of the existing A Shares and H Shares as at the time of approval of this resolution by the Shareholders; and

(iii)	the Board will only exercise such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (each as amended from time to time) or applicable laws, rules and regulations of other government or regulatory bodies and the Company will complete such issuance only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained.

(b)	for the purposes of this special resolution:

“Relevant Period” means the period from the passing of this special resolution until the earliest one of the following three terms:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this special resolution;

(ii)	the expiration of the 12-month period following the passing of this special resolution; and

(iii)	the date on which the authority granted to the Board set out in this special resolution is revoked or varied by a special resolution of the Shareholders in a general meeting.

(c)	contingent on the Board resolving to separately or concurrently issue shares pursuant to paragraph (a) of this special resolution, the Board be authorised to increase the registered capital of the Company to reflect the number of shares authorised to be issued by the Company pursuant to paragraph (a) of this special resolution and to make such appropriate and necessary amendments to the articles of association of the Company (the “Articles of Association”) as they think fit to reflect such increases in the registered capital of the Company and to take any other action and complete the formalities required to effect the separate or concurrent issuance of shares pursuant to paragraph (a) of this special resolution and the increase in the registered capital of the Company.”

9.	“THAT, to consider and approve the proposal on amendments to part of the terms of the Articles of Association:

Article 157 of the existing Articles of Association is as follows:

“The Company’s profit distribution should pay close attention to ensuring a reasonable return of investment to investors, and such profit distribution policy should maintain continuity and stability. The Company shall reasonably distribute cash dividends according to laws and regulations and requirements of securities regulatory authorities, as well as the Company’s own operating performance and financial condition.”

Article 157 of the Articles of Association is proposed to be amended as:

“The Company’s profit distribution should pay close attention to ensuring a reasonable return of investment to investors, and such profit distribution policy should maintain continuity and stability. The Company shall reasonably distribute dividends according to laws and regulations and requirements of securities regulatory authorities, as well as the Company’s own operating performance and financial condition, and shall adopt cash distribution as the prioritised means of distribution to distribute profit.”

Article 157(F) of the existing Articles of Association is as follows:

“Intervals for profit distribution by the Company: Provided that the conditions of profit distribution are met and the Company’s normal operation and sustainable development are ensured, the Company shall generally distribute profit on an annual basis. The board of directors of the Company may also propose interim profit distribution based on the profitability and capital position of the Company.”

Article 157(F) of the Articles of Association is proposed to be amended as:

“Intervals for profit distribution by the Company: Provided that the conditions of profit distribution are met and the Company’s normal operation and sustainable development are ensured, the Company shall generally distribute profit on an annual basis. The board of directors of the Company may also propose interim profit distribution based on the profitability and capital position of the Company. Subject to fulfillment of the cash distribution conditions under the articles of association of the Company, the Company shall implement annual cash distribution once a year in principle.””

Please refer to the announcement of the Company dated 26 March 2014 for further details of the proposed amendments to the Articles of Association.

10.	“THAT, to consider and approve the resolution on granting of a mandate to the Board to conduct asset transactions:

It was agreed that the Board be and is hereby granted a mandate to assess and approve material asset transactions in the coming year, including the introduction of new aircraft and disposal of old aircraft, subject to the requirements of applicable laws and listing rules. Matters include but are not limited to the following:

(1)	To assess and determine the proposals on introduction of new aircraft and disposal of old aircraft, based on the fleet planning of the Company, market demand and other market conditions. Decisions include but are not limited to the counterparty, series, quantity, price, specific business terms and conditions as well as other related matters in respect of the introduction of new aircraft and disposal of old aircraft;

(2)	The aggregate transaction amount of material asset transactions including the future introduction of new aircraft and disposal of old aircraft, together with the 70 Airbus A320NEO aircraft under the aircraft purchase agreement entered into on 28 February 2014, shall not exceed 45% of the Company’s audited total asset as at the end of 2013. The aggregate flight capacity of the newly introduced aircraft shall not exceed 30% of the flight capacity of the Company in 2013;

(3)	To take all necessary and attaching actions and steps in respect of the above introduction of new aircraft and disposal of old aircraft;

(4)	To approve, confirm and rectify the actions and steps under the circumstances that the Company has taken any of the above actions and steps in respect of the introduction of new aircraft and disposal of old aircraft;

(5)	To authorize the president of the Company to be responsible for and implement the related specific work regarding the approved introduction of new aircraft and disposal of old aircraft when necessary;

(6)	To approve, execute and publish the announcements and/or circulars and perform the information disclosure obligations in connection with the introduction of new aircraft and disposal of old aircraft as required under applicable regulations and rules of the Company’s places of listing;

(7)	Term of validity for the mandate: within one year from the date which this proposal is considered and approved by the Board.”

Please refer to the announcement of the Company dated 29 April 2014 for further details of the mandate.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Joint Company Secretary

As at the date of this notice, the directors of the Company are:

Liu Shaoyong	(Chairman)
Ma Xulun	(Vice Chairman, President)
Xu Zhao	(Director)
Gu Jiadan	(Director)
Li Yangmin	(Director, Vice President)
Tang Bing	(Director, Vice President)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Li Ruoshan	(Independent non-executive Director)
Ma Weihua	(Independent non-executive Director)

Shanghai, the PRC

9 May 2014

Notes:

1.	Profit distribution proposal for the year ended 31 December 2013

The Board does not recommend the payment of dividend for the financial year ended 31 December 2013.

2.	Persons entitled to attend the AGM

Persons who hold H shares of the Company and are registered as holders of the H shares on the register of members maintained by Hong Kong Registrars Limited at the close of business on Monday, 26 May 2014 will be entitled to attend the AGM upon completion of the necessary registration procedures. Notice will be made to the holders of the A shares of the Company separately.

3.	Registration procedures for attending the AGM

(1)	Holders of the H shares of the Company shall deliver their written replies for attending the AGM, copies of transfers or copies of their share certificates or copies of receipts of share transfers, together with copies of their identity cards or other documents of identity, to the Company at its place of business located at 2550 Hongqiao Road, Shanghai, the PRC (fax no: +86 21 62686116) (for the attention of the Office of the Secretary of the Board of Directors) from 9:00 a.m. to 4:00 p.m. on Thursday, 5 June 2014 (if by facsimile) or between Thursday, 29 May 2014 and Thursday, 5 June 2014 (if by post). If proxies are appointed by Shareholders to attend the AGM, they shall, in addition to the aforementioned documents, deliver the proxy forms and copies of their identity cards or other documents of identity to the above place of business of the Company.

(2)	Shareholders can deliver the necessary documents for registration to the Company in the following manner: by post or by facsimile.

4.	Appointing proxies

(1)	Shareholders who have the right to attend and vote at the AGM are entitled to appoint in writing one or more proxies (whether a member of the Company or not) to attend and vote at the meeting on their behalf.

(2)	The instrument appointing a proxy must be duly authorised in writing by the appointor or his attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign (or other documents of authorisation) must be notarially certified. For the holders of the H shares of the Company, the notarially certified power of attorney or other documents of authorisation and proxy forms must be delivered to Hong Kong Registrars Limited, the Company’s H share registrar not less than 24 hours before the time scheduled for the holding of the AGM before such documents would be considered valid.

(3)	If more than one proxy has been appointed by any Shareholder, such proxies shall not vote at the same time.

5.	Duration of the AGM

The AGM is expected to last for half a day. Shareholders or their proxies attending the AGM shall be responsible for their own accommodation and travel expenses.

6.	Closure of books

The H share register of members of the Company will be closed from Tuesday, 27 May 2014 to Thursday, 26 June 2014, both days inclusive, during which period no transfer of the H shares will be effected. Where applicable, holders of the H shares of the Company intending to attend the AGM are therefore required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to the Company’s H share registrar, Hong Kong Registrars Limited, by 4:30 p.m. on Monday, 26 May 2014.

The address and contact details of Hong Kong Registrars Limited are as follows:

Hong Kong Registrars Limited

Rooms 1712–1716, 17th Floor, Hopewell Centre

183 Queen’s Road East

Wanchai

Hong Kong

Telephone: +852 2862 8628

Fax: +852 2865 0990

7.	Abstention from voting

No person is required to abstain from voting in respect of any of the resolutions set out in the notice.

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